SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 5)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,192,887,642	$85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,052.89	Filing Party: Ralcorp Holdings, Inc. and Excelsior Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: June 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 24, 2010, as amended by Amendment No. 1, filed on July 2, 2010, Amendment No. 2, filed on July 6, 2010, Amendment No. 3, filed on July 12, 2010, Amendment No. 4, filed on July 16, 2010 (“Schedule TO”), by Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes, upon the terms and conditions of the offer set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5.
Item 7. Source and Amount of Funds or Other Consideration
     Section 10—“Source and Amount of Funds” in the Offer to Purchase is hereby amended and supplemented by adding the following to the end of such section:
     “Note Offering
          On July 21, 2010, Ralcorp commenced an offering of $450,000,000 in aggregate principal amount of notes, consisting of Notes due 2020 (the “2020 Notes”) and 6.625% Notes due 2039 (the “2039 Notes” and collectively with the 2020 Notes, the “Notes”). Ralcorp anticipates that the 2020 Notes will mature on August 15, 2020 and the 2039 Notes will mature on August 15, 2039. Ralcorp anticipates that the Notes will:
•	constitute senior indebtedness and will rank equally with all of Ralcorp’s other senior indebtedness outstanding from time to time;

•	be secured by a pledge of 65% of the capital stock of certain of Ralcorp’s material foreign subsidiaries on an equal and ratable basis with Ralcorp’s credit facilities and other outstanding notes to the extent such facilities and notes remained so secured; and

•	contain customary covenants for debt obligations of the type, including, among other things, limitations on the incurrence of liens and subsidiary indebtedness and limitations on sale and leaseback transactions.
          Ralcorp anticipates that it will be able to redeem the Notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of the Notes or a “make whole” premium plus, in each case, accrued and unpaid interest and upon the occurrence of certain “Change of Control Triggering Events,” Ralcorp will be required to offer to purchase the Notes at a price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest. The 2020 Notes will also be subject to a special mandatory redemption in the event that the acquisition of the Company is not consummated on or before October 15, 2010. Ralcorp intends to use the net proceeds from the sale of the Notes to finance the Offer and the Merger and to pay fees related thereto.
          The 2039 Notes will be issued under the indenture governing Ralcorp’s outstanding 6.625% notes due 2039 (the “existing 2039 notes”). The 2039 Notes will constitute “Additional Notes” under the indenture and be treated as a single series with the existing 2039 notes. The 2020 Notes will be a separate series of debt securities under the indenture. While Ralcorp has not yet issued the Notes, a copy of the Indenture, First Supplemental Indenture, and form of the Second Supplemental Indenture are attached hereto as exhibits (b)(10), (b)(11) and (b)(12), respectively, and incorporated herein by reference.

          This filing does not constitute an offer to sell, or a solicitation of an offer to buy, any of the notes or any other security. Any such offers, or solicitations to buy, will be made solely by means of a prospectus filed with the Securities and Exchange Commission.
     2010 Credit Facility
          On July 9, 2010, Ralcorp entered into a commitment letter relating to a new credit agreement (the “2010 Credit Facility”), for which JPMorgan Chase Bank, N.A., Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc. will serve as lead arrangers. Each of JPMorgan Chase Bank, N.A., Bank of America, N.A. and SunTrust Bank have agreed severally to provide $60,000,000 or 12% of the 2010 Credit Facility, whichever is less, and the lead arrangers are assembling a syndicate of financial institutions to provide the balance of the necessary commitments. Ralcorp expects the 2010 Credit Facility to provide for a $300 million five-year revolving credit facility and a $200 million term loan facility. The 2010 Credit Facility will be subject to various conditions, including the completion of the Offer, which shall occur simultaneously with the initial funding under the 2010 Credit Facility. Borrowings under the 2010 Credit Facility will be used for general corporate purposes, including payment of a portion of the purchase price in the Offer. The documentation governing the 2010 Credit Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms below.
          Availability and Commitments. Under the 2010 Credit Facility, which will mature in July 2015, $300 million will be available on a revolving basis until the maturity date and $200 million of term loans will be made on the date of the initial borrowing and will be repaid in quarterly installments of principal over the term of the 2010 Credit Facility. Following the initial funding under the 2010 Credit Facility, Ralcorp will have the right to request up to an additional $150 million in revolving credit or term loans. None of the lenders would be required to provide such additional commitments.
          Guarantees and Security. All of Ralcorp’s obligations under the 2010 Credit Facility will be unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary of Ralcorp that is required to guarantee Ralcorp’s obligations under the Revolving Credit Agreement. The 2010 Credit Facility will be secured by the same collateral which secures the Revolving Credit Agreement.
          Interest Rate. Ralcorp anticipates that borrowings under the 2010 Credit Facility will bear interest at LIBOR or, at Ralcorp’s option, an Alternate Base Rate, plus a margin, ranging from 2.00% to 2.75% for LIBOR-based loans and from 1.00% to 1.75% for Alternate Base Rate-based loans, depending upon Ralcorp’s leverage ratio.
          Representations, Warranties, Covenants and Events of Default. The 2010 Credit Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and events of default that are customarily required for similar financings. Ralcorp anticipates that such terms will be similar to those in the Revolving Credit Agreement.”
Item 12. Exhibits

(b)(10)	Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on August 17, 2009).

(b)(11)	Supplemental Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on August 17, 2009).

(b)(12)	Form of Second Supplemental Indenture (incorporated herein by reference to Exhibit 4.6 to the Registration Statement on Form S-3 filed by Ralcorp Holdings, Inc. on July 21, 2010).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 21, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(b)(10)	Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on August 17, 2009).

(b)(11)	Supplemental Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on August 17, 2009).

(b)(12)	Form of Second Supplemental Indenture (incorporated herein by reference to Exhibit 4.6 to the Registration Statement on Form S-3 filed by Ralcorp Holdings, Inc. on July 21, 2010).